UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
FORM 3

                                             OMB APROVAL
                                             OMB NUMBER:            3235-0104
                                             Expires:      September 30, 1998
                                             Estimated average burden
                                             hours per response...........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

DLJ Merchant Banking II, Inc.
--------------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

277 Park Avenue
--------------------------------------------------------------------------------
                                   (Street)

New York                             NY                               10172
--------------------------------------------------------------------------------
     (City)                         (State)                           (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

              10/10/00
--------------------------------------------------------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)

--------------------------------------------------------------------------------

4.   Issuer Name and Ticker or Trading Symbol

       W-H Energy Services, Inc. (WHES)
--------------------------------------------------------------------------------

5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---
-------------------------------------------------------------------------------

6.   If Amendment Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----

             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
None.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (7-96)

               Table II-Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative       2. Date Exercisable          3.   Title and Amount of     4. Conver-   5. Owner-    6. Nature
     Security (Instr. 4)          and Expiration                 Securities Underlying      sion or      ship         of In-
                                  Date (Month/Day/ Year)         Derivative Securities      Exercise     Form of      direct
                                  -------------------------         (Instr. 4)              Price of     Deriv-       Bene-
                                  Date           Expira-       -------------------------    Derivative   ative        ficial
                                  Exer-          tion             Title           Amount    Security     Security:    Owner-
                                  cisable        Date                             or                     Direct       ship
                                                                                  Number                 (D) or      (Instr.
                                                                                  of                     Indirect     5)
                                                                                  Shares                 (I)
                                                                                                         (Instr.
                                                                                                         5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock       90,792    $ 0.01       (D)     (1)(13)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock        3,616    $ 0.01       (D)     (2)(13)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock        4,465    $ 0.01       (D)     (3)(13)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock        5,308    $ 0.01       (D)     (4)(14)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock        1,971    $ 0.01       (D)     (5)(14)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock       13,359    $ 0.01       (D)     (6)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock        1,468    $ 0.01       (D)     (7)(13)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock          286    $ 0.01       (D)     (8)(13)(16)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock          408    $ 0.01       (D)     (9)(15)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock        2,402    $ 0.01       (D)     (10)(17)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock       19,881    $ 0.01       (D)     (11)(15)(18)(19)

Warrant for the Purchase of
  Shares of Class A                                          Class A
  Common Stock                  Immed.         3/26/11         Common Stock          175    $ 0.01       (D)     (12)(15)(18)(19)


                                                             Page 2 of 9

Explanation of Responses:

Share numbers do not reflect a 33-for-1 stock split, which the Issuer intends to effect in connection with its initial public offering of common stock.
                                                                                 DLJ Merchant Banking II, Inc.
See Attachment A for footnotes.
                                                                                         /s/ Ivy Dodes             October 10, 2000
                                                                                -------------------------------   ------------------
                                                                                **Signature of Reporting Person          Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                     SEC 1473 (7-96)

                                                            Page 3 of 9


                                                                    ATTACHMENT A

                     REPORTING PERSONS AND SIGNATURES
                     --------------------------------

COMPANY                                                         ADDRESS
-------                                                         -------

AXA ASSURANCES I.A.R.D. MUTUELLE                          370, rue Saint Honore
                                                          75001 Paris, France

AXA ASSURANCES VIE MUTUELLE                               Same as above

AXA COURTAGE ASSURANCE MUTUELLE                           26, rue Louis-le-Grand
                                                          75002 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE                        370, rue Saint Honore
                                                          75001 Paris, France

FINAXA                                                    23, avenue Matignon
                                                          75008 Paris, France


are Reporting Persons through their interest in the following entity:

AXA                                                       25, avenue Matignon
                                                          75008 Paris, France

is a Reporting Person through its interest in AXA Financial, Inc. ("AXF").

THE AXA VOTING TRUSTEES:

Claude Bebear
Henri de Clermont-Tonnerre                                25, avenue Matignon
Patrice Garnier                                           75008 Paris, France
(collectively, the "AXA Voting Trustees")
pursuant to the Voting Trust Agreement dated
as of May 12, 1992 with AXA.


                                  Page 4 of 9



                  COMPANY                                        ADDRESS
                  -------                                        -------

SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA, Finaxa and AXA")

By /s/ Alvin H. Fenichel
  -------------------------------------------------
  Name:  Alvin H. Fenichel
  Title: Attorney-in-Fact

AXA FINANCIAL, INC.                                       1290 Avenue of the Americas
                                                          New York, NY 10104

By /s/ Alvin H. Fenichel
  -------------------------------------------
  Name:  Alvin H. Fenichel
  Title: Senior Vice President and Controller

AXA Financial, Inc. is a Reporting Person through its interest in Donaldson
Lufkin & Jenrette, Inc. ("DLJ").


                                           Page 5 of 9


                  COMPANY                                 ADDRESS
                  -------                                 -------

DONALDSON, LUFKIN & JENRETTE, INC.                        277 Park Avenue
                                                          New York, N.Y.  10172

By /s/ Marjorie S. White
  ------------------------------------
  Name:  Marjorie S. White
  Title: Vice President and Secretary

DLJ is a Reporting Person through its interest in each of DLJ Capital Investors, Inc. ("DLJCI"),
DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.



DLJ CAPITAL INVESTORS, INC.                               277 Park Avenue
                                                          New York, N.Y.   10172

By /s/ Ivy Dodes
  ------------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of
DLJMB Funding II, Inc. ("Funding II"), DLJ Merchant Banking II, Inc. ("MB II INC") and
DLJ Diversified Partners, Inc.



DLJ DIVERSIFIED PARTNERS, INC.                            277 Park Avenue
                                                          New York, N.Y.   10172

By /s/ Ivy Dodes
  ------------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

DLJ Diversified Partners, Inc. is a Reporting Person through its interest in each of DLJ
Diversified Partners, L.P. and DLJ Diversified Partners-A, L.P.


                                                     Page 6 of 9


                  COMPANY                                        ADDRESS
                  -------                                        -------

DLJ LBO PLANS MANAGEMENT CORPORATION                     277 Park Avenue
                                                         New York, N.Y.   10172

By /s/ Ivy Dodes
  ------------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

DLJ LBO Plans Management Corporation is a Reporting Person through its interest in each of
DLJ EAB Partners, L.P., DLJ ESC II, L.P. and DLJ First ESC, L.P.



DLJMB FUNDING II, INC.                                    277 Park Avenue
                                                          New York, N.Y.   10172

By /s/ Ivy Dodes
  ------------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President



DLJ MERCHANT BANKING II, INC.                             277 Park Avenue
(See Form 3 for signature of this Reporting Person)       New York, N.Y.   10172

DLJ Merchant Banking II, Inc. is a Reporting Person through its interest in each of DLJ Merchant
Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II,
C.V., DLJ Millennium Partners, L.P. and DLJ Millennium Partners-A, L.P.

UK INVESTMENT PLAN 1997 PARTNERS, INC.                    277 Park Avenue
                                                          New York, N.Y.   10172

By /s/ Ivy Dodes
  ------------------------------------
  Name:  Ivy Dodes
  Title: Senior Vice President

UK Investment Plan 1997 Partners, Inc. is a Reporting Person through its interest in UK Investment
Plan 1997 Partners.


                                           Page 7 of 9





Notes

(1)  These securities are beneficially owned directly by DLJ Merchant Banking Partners II, L.P.
     ("Partners II"), which is a partnership.

(2)  These securities are beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P.
     ("Partners II-A"), which is a partnership.

(3)  These securities are beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore
     Partners II"), which is a partnership.

(4)  These securities are beneficially owned directly by DLJ Diversified Partners, L.P.
     ("Diversified"), which is a partnership.

(5)  These securities are beneficially owned directly by DLJ Diversified Partners-A, L.P.
     ("Diversified-A"), which is a partnership.

(6)  These securities are beneficially owned directly by DLJMB Funding II, Inc. ("Funding II").

(7)  These securities are beneficially owned directly by DLJ Millennium Partners, L.P.
     ("Millennium"), which is a partnership.

(8)  These securities are beneficially owned directly by DLJ Millennium Partners-A, L.P.
     ("Millennium-A"), which is a partnership.

(9)  These securities are beneficially owned directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10) These securities are beneficially owned directly by UK Investment Plan 1997 Partners ("UK
     Partners"), which is a partnership.

(11) These securities are beneficially owned directly by DLJ ESC II, L.P. ("ESC II"), which is a partnership.

(12) These securities are beneficially owned directly by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(13) These securities are beneficially owned indirectly by MB II INC as Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and as Advisory General
     Partner of Offshore Partners II. In addition, these securities are beneficially owned indirectly by DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II
     INC is also the Managing Member of MB II LLC. The undersigned disclaim beneficial ownership of these securities except with respect to MB II INC's and MB II LLC's partnership interests in these entities.

(14) These securities are beneficially owned indirectly by DLJ Diversified Partners, Inc.
     ("Diversified Partners") as General Partner of each of Diversified and Diversified-A. In addition, these securities are beneficially owned indirectly by DLJ Diversified Associates,
     L.P. ("Diversified Associates") as Associate General Partner of each of Diversified and
     Diversified-A. Diversified


                                           Page 8 of 9




     Partners is also the General Partner of Diversified Associates, L.P. The undersigned disclaim beneficial ownership of these securities except with respect to Diversified Partners' and
     Diversified Associates' Partnership interests in these entities.

(15) These securities are beneficially owned indirectly by DLJ LBO Plans Management Corporation as
     Managing General Partner of EAB, ESC and ESC II.

(16) These securities are beneficially owned indirectly by DLJCI as sole stockholder of each of MB
     II INC, Diversified Partners and Funding II.

(17) These securities are beneficially owned indirectly by UK Investment Plan 1997 Partners, Inc.
     as General Partner of UK Partners.

(18) These securities are beneficially owned indirectly by DLJ as the sole stockholder of each of
     DLJCI, DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.

(19) As of March 1, 2000, AXA beneficially owned approximately 60% of the common stock of AXF
     ("AXF Common Stock") and The Mutuelles AXA indirectly and directly owned approximately 23.3%
     of the issued ordinary shares (representing 36.7% of the voting power) of AXA. The Mutuelles
     AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of AXF Common Stock into a voting trust. While AXA remains the beneficial owner of such AXF Common Stock, during the term of the voting trust, the Trustees
     (each of whom is a member of either the Management Board or the Supervisory Board of AXA)
     will exercise all voting rights with respect to such AXF Common Stock. Accordingly, the
     Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

Except as otherwise stated herein, each reporting person disclaims beneficial ownership of securities beneficially owned by any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in Item 6 of Table II and the footnotes thereto.


                                           Page 9 of 9